September 13, 2022

VIA EDGAR

Ms. Tonya Aldave

U.S. Securities and Exchange Commission

Division of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Form 20-F for Fiscal Year Ended October 31, 2021
Filed on March 7, 2022
File No. 001-39925

Dear Ms. Aldave:

This letter is in response to the letter dated August 31, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Annual Report on Form 20-F

Introduction, page 1

1.       In future filings, please revise the definition of China or the PRC, in the third bullet point in this section, to include Hong Kong and Macau. Please provide your proposed revised disclosure in your response letter.

In response to the Staff’s comment, in future filings, we propose to revise the third bullet point in this section to:

“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only.

General

2.       In future filings clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please include the proposed disclosure in your response letter.

In response to the Staff’s comment, in future filings, we will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We will refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout the document, and clearly disclose that the VIE is consolidated for accounting purposes but is not an entity in which we own equity, and that the holding company does not conduct operations.

3.       In future filings please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permission requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please include the proposed disclosure in your response letter.

In response to the Staff’s comment, in future filings, we propose to add the following disclosure:

Our PRC counsel has advised us that neither we, nor any of our PRC subsidiaries nor the VIE (1) are required to obtain permission from any PRC authorities to issue our Ordinary Shares to foreign investors, (2) are subject to permission requirements from the Chinese Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”), or any other entity to approve of the VIE’s operations, and (3) has been denied such permissions by any PRC authorities. However, if we (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and any of such entities is required to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies for failure to seek their approval, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and, in such event, the value of our Ordinary Shares may depreciate significantly or become worthless.

4. In future filings please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please include the proposed disclosure in your response letter.

In response to the Staff’s comment, in future filings, we propose to update the discussion of the Holding Foreign Companies Accountable Act as follows:

On August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the U.S. Securities and Exchange Commission.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Mingxiu Luan
Name: Mingxiu Luan
Title: Chief Financial Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC